October 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Kate Beukenkamp, Attorney-Advisor
Terry French, Accountant Branch Chief
Michael Henderson, Staff Accountant

Re:	Chegg, Inc.
Registration Statement on Form S-1
File No. 333-190616

Ladies and Gentlemen:

We are submitting this letter on behalf of Chegg, Inc. (the “Company”) to further address comment 2 of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 29, 2013 (the “Comment Letter”) to facilitate the Staff’s review of Amendment No. 2 to the Company’s Registration Statement on Form S-1 that was filed with the Commission on October 24, 2013 (the “Registration Statement”). We have presented comment 2 of the Comment Letter in bold italics below and have followed such comment with the Company’s response.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range information, the size of the offering and other information. Please include this disclosure as soon as practicable. Note that we may have additional comments once you have provided this disclosure. Therefore, allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company advises the Staff that following the Company’s submission to the Staff of a supplemental letter dated August 20, 2013 in response to comment 2, the Company decided to pursue an anticipated initial public offering on the current timeline rather than in September 2013. As a result, the preliminary price range provided to the Staff on August 20, 2013 has become stale and should no longer be relied upon for purposes of evaluating the Company’s stock-based compensation disclosures. The Company further advises the Staff that it expects to receive a price range (the “Price Range”) in connection with its proposed initial public offering from the representatives of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, the lead underwriters of the Company’s proposed initial public offering (the “Underwriters”), on or about October 26, 2013. As such, the Company expects to include the Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process, which it anticipates could commence as soon as October 31, 2013. The parameters of the Price Range will be subject to the Company’s discussions with the Underwriters, then-current market conditions, as well as recent business developments impacting the Company.

Securities and Exchange Commission

Division of Corporation Finance

October 25, 2013

The Company advises the Staff that the disclosure on pages 80 and 83 of the Registration Statement have been revised to reflect the Company’s most recent stock option grants, fair value assessments and any additional stock-based compensation expense to be taken in connection with such grants. In particular, on pages 80 and 83 of the Registration Statement, the Company discloses an aggregate of 517,994 stock options granted on August 6, 2013, August 8, 2013 and August 13, 2013 (as adjusted for the Company’s 2-for-3 reverse stock split, effective as of September 3, 2013). The Company’s Board of Directors (the “Board”) or a committee appointed by the Board (each, a “Committee”) determined, on each of the grant dates, that the fair value of the shares of the Company’s common stock underlying such grants was $9.15 per share (as adjusted for the Company’s 2-for-3 reverse stock split, effective as of September 3, 2013). The Board and the Committees based their fair value determinations on the factors described on pages 79 through 83 of the Registration Statement and on the third-party valuation report that the Company received on July 28, 2013 from its valuation specialist, which concluded that, as of May 31, 2013, the fair market value of the Company’s common stock was $9.15 per share.

While the Company believes that the stock options granted in August 2013 were granted at their estimated fair market values as determined by the Board and the Committees in good faith as of their respective grant dates, the Company has elected to recognize additional stock-based compensation expense for the grants in view of the difference between the estimated fair value per share ($9.15) and the valuation report that the Company received on September 27, 2013 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of August 31, 2013, the fair market value of the Company’s common stock was $12.06 per share. As disclosed on page 83 of the Registration Statement, the Company has begun recognizing additional stock-based compensation expense of $0.7 million, net of estimated forfeitures, in connection with the August 2013 grants, which will be recognized over the vesting period of four years from the dates of grant. The incremental charge is based on the assumptions described on pages 78 and 79 of the Registration Statement.

More recently, the Company granted 287,198 stock options on October 21, 2013, as disclosed in the Registration Statement on pages 80 and 83. At the time the October 21, 2013 grants were approved, the Committees determined that the fair value of the shares of the Company’s common stock underlying such grants was $12.06 per share based on the factors described on pages 79 through 83 of the Registration Statement and in the Valuation Report.

While the Company believes that the stock options granted on October 21, 2013 were granted at their estimated fair values as determined by the Committees in good faith on the grant date, the Company will elect to recognize additional stock-based compensation expense for the grants if the mid-point of the Price Range is higher than the estimated fair value per share ($12.06) in light of the proximity of the grant date (October 21) to the date the Price Range is expected to be determined.

The Company believes any difference between the fair value of its common stock for the October 21, 2013 grants, as determined by the Committees, and the Price Range will be a result of the following factors:

•	the Price Range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Committees’fair value determinations; and

•	differences in the valuation methodologies, assumptions and inputs used by the Underwriters in their valuation analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Committees, which are applicable to valuations based on private company valuation methodologies.

Securities and Exchange Commission

Division of Corporation Finance

October 25, 2013

If, upon receipt of the Price Range, the Company decides to recognize additional stock-based compensation expense for the October 21, 2013 grants, the Company intends to include disclosure related to the additional amount of stock-based compensation expense recognized in connection with the October 21, 2013 grants in the amendment to the Registration Statement that includes the Price Range, in substantially the following form:

“Subsequent to these grants, on October 26, 2013, the initial offering price range was determined to be $[            ]—$[            ]. Due to the proximity of the October 21, 2013 grant date to the date our initial offering price range was determined, we expect to recognize additional stock-based compensation expense of $[            ] million, net of estimated forfeitures, based on a fair value of $[            ] per share, the midpoint of the range set forth on the cover of this prospectus. The fair value of these options will be recognized over a period of four years from the date of grant. We will update the calculation of this amount based on the final price for the shares being offered. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation, including that associated with outstanding RSUs which are expected to vest after the effective date of this offering, and as we issue additional stock awards to continue to attract and retain employees.”

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130.

Sincerely,

FENWICK & WEST LLP

/s/ David A. Bell

David A. Bell

cc:	Dan Rosensweig, President, Chief Executive Officer and Chairman
Andrew Brown, Chief Financial Officer
Robert Chesnut, Esq., Senior Vice President and General Counsel
Dave Borders, Esq., Associate General Counsel
Chegg, Inc.

Shulamite Shen White, Esq.
Fenwick & West LLP

Martin A. Wellington, Esq.
Peter M. Lamb, Esq.
Davis Polk & Wardwell LLP

Mark Fernandez
Ernst & Young LLP

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